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                     AMERICAN ORIENTAL BIOENGINEERING, INC.



United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549
Mr. Jim B. Rosenberg, Senior Assistant Chief Account
Ms. Tabatha Atkins, Staff Account
Mr. Oscar Young, Senior Staff Account

Ladies and Gentlemen:

We are writing to you in response to your letter to us dated April 17, 2006 containing certain questions relating to our Form 10-KSB for the year ended December 31, 2005 ("Letter").

The numbered paragraphs set forth below respond to the Staff's comments and correspond to the numbered paragraphs in the Staff's Letter.

         1. Item 10(a)(1)(v) of Regulation S-B provides that "The determination made for a reporting company at the end of its fiscal year governs all reports relating to the next fiscal year. [Emphasis added.] An Issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year."

         In reliance on the first sentence above, the determination made by us at the end of fiscal year 2005 that we are no longer deemed to be a small business issuer, as defined under Item 10 of Regulation SB, will govern all reports commencing with fiscal year 2006. As such, our quarterly report for the quarter ended March 31, 2006 will be our first Exchange Act report when we are no longer within the small business reporting category. The second sentence appearing above further supports this position. All of our reports under the Exchange Act for the fiscal year 2005 (i.e., our quarterly reports on Form 10-QSB for each of the quarters ended March 31, June 30 and September 30) have been consistent with our small business reporting category. If the Company were to file its annual report for the year ended December 31, 2005 on Form 10-K instead of Form 10-KSB, this would be in strict noncontravention with such sentence because we would be changing from one category to another with respect to reports under the Exchange Act for a single fiscal year.

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         2. The research and development expenses for 2005 and 2004 amounted to
$537,795 and $309,302, respectively and are included in general and administrative expenses. While the amounts are not disclosed in the footnotes to the consolidated financial statements, they are disclosed in our Management Discussion and Analysis ("M, D & A). We would like to propose that we do not amend our December 31, 2005 Form 10-KSB but that we disclose this information in the footnotes to the consolidated financial statements in future filings.

         3. While we did not disclose the revenues from external customers for our plant based pharmaceutical products and our plant based nutraceutical products in the footnotes to the consolidated financial statements, the amounts are disclosed in our M, D & A. We would like to propose that we do not amend our December 31, 2005 Form 10-KSB but that we disclose this information in the footnotes to the consolidated financial statements in future filings.

Should you have any questions with respect to the foregoing, please feel free to contact our counsel Beth Neuhaus at (212) 407-4902.

Very truly yours,

/s/ Yanchun Li
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Yanchun Li
Acting Chief Financial Officer